UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 24, 2023

XCELERATE INC.

(Exact name of registrant as specified in its charter)

Florida	65-0710392
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

110 RENAISSANCE CIRCLE

MAULDIN, SOUTH CAROLINA  29662

(Address of principal executive offices) (zip code)

854-900-2020

(Issuer’s telephone number, including area code)

Titla of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Form 1-U that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-U or in the information incorporated by reference into this Form 1-U.

The forward-looking statements included in this Form 1-U are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Actual results and performance could differ materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements included in this Form 1-U. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Form 1-U, whether as a result of new information, future events, changed circumstances or any other reason. The inclusion of such forward-looking statements in this Form 1-U should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 1-U will be achieved.

Item 1. Fundamental Changes

Effective July 24, 2023, Xcelerate Inc. (“we,” “us,” “our” or “the Company”) completed an acquisition of a majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), the first natural ”plant based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). We acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. The former principal shareholders of the ESN Group have each retained a minority interest in both entities.

To acquire these interests we purchased shares directly from ESN, repaid outstanding debt and purchased shares from current shareholders. The aggregate cost of these acquisitions was approximately $463,000. We utilized our available cash, as well as loans from our management and principal shareholders, to fund these acquisitions.

As part of these transactions, we also retained the services of John Jay Kline, the former President of the ESN Group of companies, who will continue to operate both companies on our behalf. Mr. Kline also will own a minority position in both companies. As part of the consideration for his employment, we agreed to issue to him 2 million shares of our common stock.

On a consolidated basis, the ESN Group generated gross revenues of approximately $2.7 million during the fiscal year ended December 31, 2022, with a net loss of approximately $130,000.

The ESN Group of companies offer Earth Science® nature-inspired beauty and personal care products and Ceramedx® therapeutic skincare solutions. The offered products are paraben-free, cruelty-free products with ingredients that include plant-based nutrients and antioxidants, soothing botanicals, hydrating moisturizers and pure essential oils. The ESN Group are committed to naturalness, concern for the health of customers and dedication to social and environmental responsibility.

Item 9. Other Events

Concurrently with the filing of this report, the Company will issue a press release regarding the contents of this report. A copy of the press release is attached as Exhibit 99.1 to this report.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 9 of this Current Report on Form 1-U, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 24, 2023	XCELERATE INC.

By: /s/ Michael O’Shea
Michael O’Shea, Chief Executive Officer

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